SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE TO

                          Tender Offer Statement
   (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of
                                   1934)
                             (Amendment No. 1)


                            NASB FINANCIAL, INC.
                     (Name of Subject Company (issuer))

                  NASB FINANCIAL, INC. (issuer and offeror)
         (Name of Filing Person(s) (identifying status as offeror,
                        issuer or other person))

                  Common Stock, par value $0.15 per share
                       (Title of Class of Securities)

                                628968109
                  (CUSIP Number of Class of Securities)

                               Keith B. Cox
                       Vice President and Treasurer
                            NASB Financial, Inc.
                            12498 S. 71 Highway
                        Grandview, Missouri 64030
                              (816) 765-2200
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                       CALCULATION OF FILING FEE

----------------------------------------------------------------------
*TRANSACTION VALUATION                            AMOUNT OF FILING FEE
----------------------------------------------------------------------
$6,000,000                                              $1,200.00
----------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. Based upon the purchase of 400,000 shares at the tender offer price per share of $15.00.

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/X/   Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

Amount Previously Paid: $1,200.00       Filing Party: Issuer

Form or Registration No.: 5-58543       Date Filed: August 13, 2001

/ /   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /    third party tender offer subject to Rule 14d-1.

/X/    issuer tender offer subject to Rule 13e-4.

/ /    going-private transaction subject to Rule 13e-3.

/ /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:   / /


     NASB Financial, Inc. (the "Company") has amended its offer to Purchase dated August 13, 2001, (the "Offer to Purchase") (which is incorporated in this Tender Offer Statement on Schedule TO, as amended by reference) as follows:


	THE OFFER - WITHDRAWAL RIGHTS. The language contained in the Offer to Purchase under the heading "Withdrawal Rights" in the first paragraph, second sentence is hereby amended to read as follows:

	"Shares tendered pursuant to the Offer may be withdrawn at anytime prior to the Expiration Date, at any time during which the Offer is open, and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after the expiration of 40 business days from the commencement of the Tender Offer."

     THE OFFER - CERTAIN CONDITIONS OF THE OFFER. References to the words "sole judgment" contained in the Offer to Purchase under the heading "Certain Conditions of the Offer" in the second, fourth, and fifth paragraphs are hereby deleted and replaced with the words "reasonable judgment."

     The first paragraph in the section entitled "Certain Conditions of the Offer" is hereby amended to read as follows:

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     "Notwithstanding any other provisions of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after August 13, 2001, and at or before the expiration of the Offer (except for those events dependent upon receipt of necessary governmental approval) any of the following events shall have occurred (or shall have been determined by the Company to have occurred):"


                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         NASB FINANCIAL, INC.


                                         /s/ Keith B. Cox
                                         Keith B. Cox
                                         Vice President & Treasurer

Dated:  August 29, 2001

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